EXHIBIT M(ii)

OLD WESTBURY FUNDS, INC.

SHAREHOLDER SERVICING AGREEMENT

THIS SHAREHOLDER SERVICING AGREEMENT is made as of March 31, 2005 by and between Old Westbury Funds, Inc. (the “Company”), a Maryland corporation having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, and BISYS.

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the (“1940 Act”), as an open-end management investment company, and is authorized to issue shares in one or more series;

WHEREAS, the Company desires that BISYS provide certain services for each series of the Company listed on Schedule A hereto, as such Schedule A may be amended or supplemented from time to time by mutual agreement (each, a “Portfolio”, and collectively, the “Portfolios”), and BISYS is willing to perform those services on the terms and conditions set forth in this Agreement and desires to enter into an agreement to provide for shareholder servicing to the Company upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, the Company and BISYS hereby agree as follows:

1. The Company hereby retains BISYS, pursuant to the Distribution and Service Plan (the “Plan”) adopted by the Company on March 8, 2005, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the” Act”), to provide the services described below in consideration of the receipt of the compensation set forth below:

(a) Bessemer will perform, or arrange for others including banks, savings and loans and other financial institutions with which Bessemer has written agreements and whose clients are Company shareholders (each institution a “Shareholder Servicing Agent”) to perform, all shareholder servicing functions not performed by the Company, by the distributor or broker-dealers, or by the Company’s transfer agent.

(b) In consideration of the foregoing the Company will pay Bessemer a fee at the annual rate of fifteen one-hundredths of one percent (0.15%) of each of the Portfolio’s average daily net assets attributable to its clients (and clients of affiliates) to compensate Bessemer for providing shareholder services to such clients. In addition, the Company will pay Bessemer up to fifteen one-hundredths of one percent (0.15%) per annum of each of the Portfolios’ average daily net assets attributable to the clients of the other Shareholder Servicing Agents (together, the “Shareholder Servicing Fees”) to permit Bessemer to make payments to such

Shareholder Servicing Agents whose clients are Company shareholders. Bessemer’s payment will be accrued by the Company daily, and will be payable on the last day of each calendar month for services performed hereunder during that month or on such other schedule as Bessemer shall request of the Company in writing. Bessemer may waive its right to any fee or payment to which it is entitled hereunder; provided such waiver is delivered to the Company in writing.

(c) Bessemer may make payments from time to time from its Shareholder Servicing Fee attributable to its clients to defray the costs of, and to compensate Shareholder Servicing Agents (not already receiving a Shareholder Servicing Fee from Bessemer for which Bessemer is reimbursed) for performing shareholder servicing and related administrative functions on behalf of any Portfolio.

(d) Bessemer will in its sole discretion determine the amount of any payments made by Bessemer to other Shareholder Servicing Agents pursuant to this Agreement, and Bessemer may from time to time in its sole discretion increase or decrease the amount of such payments; provided, however, that no such payment to any other Shareholder Servicing Agent will increase the amount which the Company is required to pay to Bessemer under either this Agreement or any advisory agreement between Bessemer and the Company, or otherwise.

2. Except as otherwise provided herein, Bessemer will be responsible for the payment of all expenses incurred by Bessemer in rendering the foregoing service; provided that the Company will pay the cost of typesetting, printing and delivering the Company’s prospectus to existing shareholders of the Portfolios and of preparing and printing subscription application forms for shareholder accounts s.

3. (a) The written agreements between Bessemer and the Shareholder Servicing Agents will provide that such Shareholder Servicing Agents receive a fee, which may be paid periodically, on an annual basis equal to fifteen one-hundredths of one percent (0.15%) of the average daily net assets of the Portfolio represented by shares owned during the period for which payment is being made by investors with whom such Shareholder Servicing Agents maintain a servicing relationship, and will, as agents for their customers, perform the following, among other things: answer customer inquiries regarding account status and history, the manner in which purchases and redemptions of shares of the Company may be effected and certain other matters pertaining to the Company; assist shareholders in designating and changing dividend options, account designations and addresses; provided necessary personnel and facilities to establish and maintain shareholder accounts and records; assist in processing purchase and redemption transactions; arrange for the wiring of funds; transmit and receive funds in connection with customer orders to purchase or redeem shares; verify and guarantee shareholder signatures in connection with redemption orders and transfers and changes in shareholder designated accounts; furnish (either separately or on an integrated basis with other reports sent to a shareholder by the Company) monthly and year-end statements and confirmation of purchases and redemptions; transmit, on behalf of the Company or the relevant Portfolios, proxy statements, annual reports, updating prospectuses and other communications from the

Company or the affected Portfolio to shareholders of the Company or the affected portfolio; receive, tabulate and transmit to the Company proxies executed by shareholders with respect to meeting of shareholders of the Company or any affected Portfolio; and provide such other related services as the Company or a shareholder may request. Shareholder Servicing Agents may waive all or a portion of their Shareholder Servicing Fees.

(b) Payments to Shareholder Servicing Agents to compensate them for providing shareholder servicing and related administrative functions are subject to compliance by them with the terms of written agreements to be entered into between Bessemer and the Shareholder Servicing Agents, which agreements must be satisfactory to the Board of Directors of the Company.

4. The Company will expect of Bessemer, and Bessemer will give the Company the benefit of, its best judgment and efforts in rendering these services to the Company, and the Company agrees as an inducement to Bessemer’s undertaking these services that Bessemer will not be liable hereunder for any mistake of judgment or for any other cause, provided that nothing herein shall protect Bessemer against any liability to the Company or to its shareholders by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of its reckless disregard of its obligations and duties hereunder.

5. This Agreement will become effective on the date hereof and will remain in effect until [May 31, 2006], and thereafter for successive twelve-month periods, provided that such continuation is specifically approved at least annually by vote of the Company’s Board of Directors and of a majority of directors of the Company who are not interested persons (as defined in the Act) and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, cast in person at a meeting called for the purpose of voting on this Agreement. This Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Company’s entire Board of Directors, and by a vote of a majority of the Company’s Directors who are not interested persons (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan, or by vote of a majority of the outstanding voting securities (as defined in the Act) of the affected Portfolio, on sixty (60) days’ written notice to Bessemer, or by Bessemer on (60) sixty days’ written notice to the Company.

6. This Agreement may not be transferred, assigned, sold or in any manner hypothecated or pledged by Bessemer, and this Agreement shall terminate automatically in the event of any such transfer, assignment, sale, hypothecation or pledge by Bessemer. The terms “transfer”, “assignment” and “sale” as used in this paragraph shall have the meanings ascribed thereto by the Act and in applicable rules or regulations of the Securities and Exchange Commission thereunder.

7. Except to the extent necessary to perform Bessemer’s obligations hereunder, nothing herein shall be deemed to limit or restrict Bessemer’s right, or the right of any officers, directors or employees who may also be a director, officer or employee of the Company, or of a person affiliated with the Company, as defined in the Act, to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to another corporation, firm, individual or association.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

OLD WESTBURY FUNDS, INC.

By:	/s/ Walter B. Grimm
Walter B. Grimm
President

BESSEMER TRUST COMPANY, N.A.

By:	/s/ John G. MacDonald
John G. MacDonald
Managing Director and Chief Financial Officer

SCHEDULE A

OLD WESTBURY FUNDS PORTFOLIOS

Large Cap Equity Fund

Mid Cap Equity Fund

International Fund

Fixed Income Fund

Municipal Bond Fund

Global Small Cap Fund

Real Return Fund